                  SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C. 20549

                        ----------------------

                               FORM 6-K



                   Report of Foreign Private Issuer
                 Pursuant to Rule 13a-16 or 15d-16 of
                  the Securities Exchange Act of 1934

                    For the month of September, 2003

Commission File No.: 333-107620


                            SR TELECOM INC.
--------------------------------------------------------------------------------
            (Translation of registrant's name into English)


                       8150 TRANS-CANADA HIGHWAY
                       MONTREAL, QUEBEC H4S 1M5
                                CANADA
--------------------------------------------------------------------------------
               (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                               20-F [x]
                               40-F [ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes [ ]
                                No  [x]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

NEWS RELEASE                                                   [LOGO SR TELECOM]

                                                               www.srtelecom.com

For more information:

David Adams (Vice-President, Finance and CFO)      Paul Goyette (Director, Communications)
Tel: (514) 335-4035                                Tel.: (514) 335-2429 x. 4361
email: david_adams@srtelecom.com                   email: paul_goyette@srtelecom.com

Brian Quick (Maison Brison)
Tel.: (514) 731-0000
email: brian@maisonbrison.com

================================================================================

                    SR TELECOM REPORTS SECOND QUARTER RESULTS

HIGHLIGHTS

   o  Q2 revenues slightly above Q1

   o  Quarter-over-quarter losses reduced

   o First half revenue lower than comparable period last year in line with guidance

   o Gross margins in the core wireless segment increase to 50% of revenue quarter-over-quarter despite lower volume

   o SR Telecom and Netro Corporation merger approved by Netro stockholders; closing scheduled for September 4

   o  $6 million private placement financing closed following the quarter

   o Board of Directors approved one for 10 common share consolidation to meet NASDAQ listing requirement

MONTREAL, AUGUST 28, 2003 - SR Telecom Inc. (TSX: SRX) today reported its results for the second quarter and six months ended June 30, 2003. Consolidated revenues for the second quarter, which include its Chilean telecommunications operating subsidiary, CTR, totalled $30.6 million compared to $49.0 million in the second quarter of 2002. For the six-month period ended June 30, 2003, consolidated revenues reached $60.2 million, compared to $94.5 million during the same period last year. The second quarter operating loss was $5.6 million, compared to a loss of $339 thousand during the same quarter in 2002. For the six-month period ended June 30, 2003, the operating loss totalled $12.6 million versus operating earnings of $407 thousand in the corresponding period in 2002. Consolidated net loss was $5.0 million for the quarter and $11.7 million for the six months ended June 30, 2003, compared to a net loss of $3.4 million and $6.0 million in the corresponding periods last year.

The decrease in revenues in the quarter was largely due to large sales to two customers in the second quarter of 2002 that were not replicated in the second quarter of 2003. For the first half of 2003, revenues were also directly affected by the conflict in Iraq and by delays in closing significant new orders.

CORE WIRELESS SOLUTIONS SEGMENT

Second quarter revenues in SR Telecom's core wireless solutions business were $27.0 million, compared to $45.3 million during the same period last year. For the six-month period, revenues reached $53.0 million, versus the $85.9 million reported in 2002. Operating losses in SR Telecom's wireless segment totalled $4.3 million for the second quarter and $9.4 million for the first half, compared to operating earnings of $1.4 million and $3.4 million in the prior corresponding periods. Gross profit as a percentage of revenue increased to 50% for the second quarter, up from 48% in the same quarter in 2002. For the six-month period ended June 30, 2003, gross profit reached 48%, down marginally from the 49% reported in the prior year.

--------------------------------------------------------------------------------
           SR TELECOM INC. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5
                         T(514) 335.1210 F(514) 334.7783

SR TELECOM REPORTS SECOND QUARTER RESULTS

CTR

Revenues at CTR were $3.6 million in the second quarter, compared to $3.7 million in the same period last year. The slight decline is mainly due to the drop in value of the Chilean peso relative to the Canadian dollar. In peso terms, revenue was 1,791 million pesos in the second quarter of 2003 compared to 1,583 million pesos in 2002. Similarly, for the first six months, revenues reached $7.2 million, compared to the $8.6 million reported in 2002. Net income from CTR increased to $2.2 million for the quarter and $3.4 million for the six-month period, a significant improvement compared to the losses of $896 thousand and $3.7 million in the corresponding periods in 2002 due to favourable currency gains with regard to the US denominated debt and reduced interest expense.

CTR continues to focus on improving its operating performance and capitalizing on the benefits associated with the acquisition of the Gilat-to-Home S.A. network in Chile. With the integration of the satellite network with its core network operations completed, CTR is working to generate increased revenues, in part through its high-speed Internet offerings.

FINANCIAL POSITION

SR Telecom's cash position at the end of the second quarter was $6.0 million, compared to $20.3 million at December 31, 2002. The decline is primarily due to SR Telecom's repayment of $5 million of its operating line of credit and $4.5 million of its debt related to CTR.

As previously announced, SR Telecom's merger with Netro, expected to close on September 4, 2003, is expected to significantly improve SR Telecom's consolidated cash position.

BACKLOG

Continued global economic uncertainty and the protracted slowdown in the telecommunications industry have affected the Company's order book. Backlog at June 30, 2003 stood at $52 million, down from $141 million at the end of the corresponding quarter in 2002.

RECENT EVENTS

   o SR Telecom's proposed merger with Netro is approved by the Board of Directors of both companies and is approved by a majority of Netro's stockholders. The merger is expected to close on September 4, 2003, subject to customary closing conditions.

   o SR Telecom's registration statement filed with the U.S. Securities and Exchange Commission is declared effective.

   o SR Telecom completed a previously announced private placement of $6 million following the quarter, issuing 7,058,824 units at $0.85 per unit. On July 21, 2003, 5,280,000 units for aggregate gross proceeds of $4.5 million were issued; while the remaining 1,778,824 units for aggregate gross proceeds of $1.5 million was issued on August 27, 2003. Each unit consists of one Common Share and one-half of one Common Share purchase warrant. Each whole Common Share purchase warrant entitles the holder to acquire one Common Share of SR Telecom at a price of $1.00 per share until July 2008.

   o Board of Directors approved a one for 10 (1:10) consolidation of its common shares. SR Telecom expects the shares to be posted for trading on a consolidated basis at the market opening of September 3, 2003. SR Telecom shares will continue to be listed on the Toronto Stock Exchange under the symbol "SRX", and will begin trading on the NASDAQ National Market under the symbol "SRXA".

   o Empresa Publica Municipal de Telecomunicaciones (ETAPA) selected SR Telecom technology to serve rural areas in Ecuador - first application of swing technology in Ecuador.

   o SR Telecom selected for network expansion in New Caledonia - France Telecom subsidiary chose SWING solution.

   o SR Telecom registered in compliance with ISO 9001 - internationally recognized standard reflects reliable, value-driven processes and measurements.

   o SR Telecom joins WiMAX forum -standards adoption key to developing the broadband wireless market.

   o SR Telecom receives first commercial orders for STRIDE2400 - Big Bend Telephone selects 2.4GHZ unlicensed solution after successful field trial.

   o SR Telecom selected for Oil and Natural Gas Corporation Limited (ONGC) network expansion in India - SR500 will provide backbone for ONGC's Supervisory Control and Data Acquisition (SCADA) network.

   o China Unicom selects Netro's AIRSTAR high-capacity broadband fixed wireless access solution to build high-performance networks in the capital, Beijing, Shenzhen and five other major cities in Eastern China. China Unicom will extend existing backbone networks to deliver voice, data and videoconferencing services to its subscribers in these markets.

--------------------------------------------------------------------------------
           SR TELECOM INC. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5
                         T(514) 335.1210 F(514) 334.7783
                                                                               2

                                                                          PAGE 3
SR TELECOM REPORTS SECOND QUARTER RESULTS

OUTLOOK

"The telecommunications industry continues to experience difficulties which have impacted our business in the short-term," said Mr. St-Arnaud. "Our actions over the past year, however, have enabled us to strengthen our position as the market leader in fixed wireless solutions. We have capitalized on our opportunities to deepen our product offering and to position SR Telecom for the future. Driven by expressed market needs, our technology acquisitions have allowed us to assemble the industry's most comprehensive portfolio of fixed wireless access solutions. We are convinced that our recent technology acquisitions and the new products we've developed and introduced will contribute to SR Telecom's growth going forward. We firmly believe that the expected addition of ANGEL and AIRSTAR (upon the closing of the merger) will be a significant part of this growth."

"While we expect that our revenue for the third quarter will be sequentially flat, we also expect that our backlog will improve in light of negotiations underway with customers in our traditional markets for SR Telecom and Netro solutions. This should lead to higher revenues in the fourth quarter, although we do not expect to reach our previously stated goal for the year of meeting 2002 revenue levels," concluded Mr. St-Arnaud.

ABOUT SR TELECOM

SR TELECOM (TSX: SRX) is a world leader and innovator in Fixed Wireless Access technology, which links end-users to networks using wireless transmissions. SR Telecom's solutions include equipment, network planning, project management, installation and maintenance services. SR Telecom offers the industry's broadest portfolio of fixed wireless products, designed to enable carriers and service providers to rapidly deploy high-quality voice, high-speed data and broadband applications. These products, which are used in over 110 countries, are among the most advanced and reliable available today.

CONFERENCE CALL

SR Telecom will host a conference call Friday, August 29, 2003 at 10:00 AM Eastern Daylight Saving Time to discuss these results and update investors on operating progress. SR Telecom President & CEO Pierre St-Arnaud and Chief Financial Officer David Adams will host the conference call, which will include a question and answer session. Investors, analysts and media wishing to participate in this call may dial (514) 807-8791 (Montreal and overseas) or
(800) 814-3911 (elsewhere in North America) fifteen minutes prior to the start time. For those who are unable to listen to the call live, a replay will be available from 12:00 PM August 29 until 11:59 PM September 5 at (877) 289-8525 (passcode 21014307#). A live and archived audio webcast of the call will also be available online at: www.srtelecom.com.

FORWARD-LOOKING STATEMENTS

Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of SR Telecom the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for SR Telecom products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

SR Telecom, STRIDE, SWING and SR500 are trademarks of SR Telecom Inc. All rights reserved 2003. AIRSTAR and ANGEL are trademarks of Netro Corporation. All other trademarks are property of their owners.

                                     - 30 -

--------------------------------------------------------------------------------
           SR TELECOM INC. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5
                         T(514) 335.1210 F(514) 334.7783

SR TELECOM'S MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


               The discussion and analysis, which follows, is provided to assist readers in their assessment and understanding of the consolidated results of operations, the financial position and changes in cash flows of SR Telecom Inc. ("SR Telecom") for the second quarter and six-months ended June 30, 2003. The discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those projected. The reader is cautioned not to rely on these forward-looking statements. The Corporation disclaims any obligation to update these forward-looking statements. The following management discussion and analysis of financial condition, cash flows and results of operations should be read in conjunction with SR Telecom's annual audited consolidated financial statements.

OVERVIEW

               SR Telecom provides fixed wireless access solutions for voice, data and Internet access applications. SR Telecom designs, markets and sells fixed wireless products to telecommunications service providers, who in turn use the products to provide their subscribers with a full range of telecommunications services. SR Telecom also provides full turnkey services to its customers. Most of SR Telecom's sales are international, with its fixed wireless systems currently being used by telecommunications service providers in over 110 countries worldwide. These customers include large incumbent local exchange carriers as well as competitive local exchange carriers and private operators of telecommunications systems. In addition, through its majority-owned subsidiary Comunicacion y Telefonia Rural ("CTR"), SR Telecom provides local telephone service and Internet access to residential, commercial and institutional customers, and operates a network of payphones in a large, predominantly rural area of Chile.

RECENT DEVELOPMENTS

   o SR Telecom completed a private placement of $6.0 million, issuing 7,058,824 units at $0.85 per unit. Each unit consists of one common share in the capital of SR Telecom and one-half of one common share purchase warrant. Each whole share purchase warrant entitles the holder to acquire one common share in the capital of SR Telecom at a price of $1.00 per share until July 2008.

   o Empresa Publica Municipal de Telecomunicaciones (ETAPA) selects SR Telecom technology to serve rural areas in Ecuador - first application of SWING technology in Ecuador.

   o SR Telecom selected for network expansion in New Caledonia - France Telecom subsidiary chooses SWING solution.

   o SR Telecom registered in compliance with ISO 9001 certification - Internationally recognized standard reflects reliable, value-driven processes and measurements.

   o SR Telecom joins WiMAX forum - standards adoption key to developing the broadband wireless market.

   o SR Telecom receives first commercial orders for STRIDE2400. Big Bend Telephone selects 2.4GHZ unlicensed solution after successful field trial.

   o SR Telecom selected for Oil and Natural Gas Corporation Limited (ONGC) network expansion in India- SR500 provides backbone for ONGC's Supervisory Control and Data Acquisition (SCADA) network.

   o SR Telecom participates in 100th Tour de France - SWING system offers voice and data services to teams at each stage.

CRITICAL ACCOUNTING POLICIES

               SR Telecom's consolidated financial statements are based on the selection and application of accounting policies, which require SR Telecom's management to make significant estimates and assumptions. SR Telecom believes that the following accounting policies may involve a higher degree of judgment and complexity in their application, and represent SR Telecom's critical accounting policies.

REVENUE RECOGNITION

               Revenue is recognized when persuasive evidence of an agreement exists, delivery has occurred or the service has been performed, the fee is fixed and determinable, and collection of the resulting receivable is probable.

               SR Telecom recognizes revenue through two primary revenue streams: revenue from the sale of equipment and service revenue. Service revenue is comprised of site survey and engineering, prior to installation, as well as installation of the equipment, training of customer personnel and repair contracts. Revenue for equipment sold separately is recognized upon delivery and when all significant contractual obligations have been satisfied and collection is probable. SR Telecom also enters into contracts involving multiple elements, or "turnkey" contracts, which include the sale of equipment as well as the sale of services. Turnkey contracts generally include the sale of equipment as well as site survey and engineering, which involves the assessment of the locations to be installed and the requirements of the equipment to be installed, as well as installation of the equipment at the site. The service elements are not essential to

--------------------------------------------------------------------------------
           SR TELECOM INC. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5
                         T(514) 335.1210 F(514) 334.7783
the functionality of the delivered equipment. Recognition of revenue in turnkey contracts on the sale of manufactured equipment is recognized upon shipment. Recognition of revenue on the performance of site survey and engineering, and installation of the equipment is recognized when the services are performed. The establishment of the selling prices of services and equipment in these contracts is determined by reference to similar contracts whereby these elements are offered on a stand-alone basis and are incorporated in the contract details. For contracts involving multiple elements, SR Telecom allocates revenue to each element based on relative fair values. Telecommunication service revenue is recognized as the services are rendered.

               SR Telecom products and services are generally sold as part of a contract or purchase order, of which many are for periods extending beyond one year. Revenue and cost estimates on long-term contracts are revised periodically based on changes in circumstance; any losses are recognized in the period that such losses become known.

WARRANTY OBLIGATIONS

               Accruals for warranty costs are established at the time of shipment and are based on contract terms and experience from prior claims. SR Telecom's usual warranty terms are one year, with two-year warranty periods in certain limited circumstances. SR Telecom evaluates its obligations related to product warranty on an ongoing basis. If warranty costs change substantially, SR Telecom's warranty accrual could change significantly. SR Telecom tracks historical warranty cost, including labor and replacement parts, and uses this information as the basis for the establishment of its warranty provision. With respect to the introduction of new products, warranty accruals are determined based on SR Telecom's historical experience with similar products.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

               SR Telecom performs ongoing credit evaluations of its customers' financial condition and establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers and on-going project risks. Wherever practicable, SR Telecom requires accounts receivable to be insured by an export credit agency, by confirmed irrevocable letters of credit or by a security interest on the customer's assets. SR Telecom believes that it has sufficient allowances for doubtful accounts to address the risk associated with its outstanding accounts receivable.

PROVISION FOR EXCESS OR OBSOLETE INVENTORY

               Inventories are valued at the lower of cost and net realizable value or replacement cost, with cost computed at standard, which approximates actual cost computed on a first in, first-out basis. SR Telecom maintains a reserve for estimated obsolescence based upon assumptions regarding future demand for its products and the conditions of the markets in which its products are sold. This provision to reduce inventory to net realizable value is reflected as a reduction to inventory in the consolidated balance sheets. Significant management judgments and estimates must be made and used in connection with establishing these reserves. If actual market conditions are less favorable than SR Telecom's assumptions, additional reserves may be required.

ASSESSMENT OF IMPAIRMENT OF LONG-LIVED ASSETS

               SR Telecom evaluates events and circumstances that can have an effect on the carrying value of its long-lived assets on an ongoing basis. In order to determine whether an impairment exists, management considers the undiscounted cash flows estimated to be generated by those assets as well as other indicators. If the estimated undiscounted cash flows are projected to be less than the carrying value of the related assets, a permanent impairment in the carrying value of assets is charged against earnings in the period an impairment is determined.

FOREIGN CURRENCIES

               Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historical rates. Translation gains and losses are reflected in the statement of operations. Revenue and expenses are translated at average exchange rates prevailing during the period.

               All of SR Telecom's subsidiaries are financially and/or operationally dependent on SR Telecom and are accounted for using the temporal method. Under this method, monetary assets and liabilities are translated at exchange rates in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historical rates. Revenue and expenses are translated at average rates for the period. Translation exchange gains or losses of such subsidiaries' accounts are reflected in the statement of operations.

--------------------------------------------------------------------------------
           SR TELECOM INC. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5
                         T(514) 335.1210 F(514) 334.7783

FUTURE INCOME TAXES

               Future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the tax rates which will be in effect when the differences are expected to reverse. A valuation allowance is provided for the amount of future income tax assets that are not considered more likely than not to be realized. SR Telecom intends to use the balance of these assets prior to expiry either as an offset to future net income or through the use of other tax planning initiatives.

RESULTS OF OPERATIONS

               SR Telecom operates in two business segments. The first is the Wireless Telecommunications Products ("Wireless") Business Segment and the second is the Telecommunications Service Provider Business Segment ("CTR").

THREE-MONTHS ENDED JUNE 30, 2003 VERSUS THREE-MONTHS ENDED JUNE 30, 2002

WIRELESS TELECOMMUNICATIONS PRODUCTS BUSINESS SEGMENT


                                                       Percent of Revenue
                                                     ----------------------
                                                     2003              2002
                                                     ----              ----
Revenue                                               100%              100%
Cost of revenue                                        50%               52%
                                                     ----              ----
Gross profit                                           50%               48%
    Agents commissions                                  4%                9%
    Selling, general and administrative expenses       39%               24%
    Research and development expenses, net             23%               12%
                                                     ----              ----
             Total operating expenses                  66%               45%
                                                     ----              ----
Operating (loss) income                               (16%)               3%
Interest expense, net                                   6%                3%
Loss on foreign exchange                               14%                7%
Income tax recovery                                    (9%)              (2%)
                                                     ----              ----
Net loss                                              (27%)              (5%)
                                                     ----              ----

Revenue

Revenue by geographic area based on the location of SR Telecom's original customers is as follows:

For the three-months ended June 30, 2003 and 2002:


                                               Revenue                   Percent of
                                           (In thousands)             Wireless Revenue
                                        --------------------        --------------------
                                         2003          2002          2003          2002
                                        ------        ------        ------        ------
Europe, Africa and Middle East          15,689        15,508            58%           34%
Asia                                     7,003        26,587            26%           59%
Latin America                            2,665         2,242            10%            5%
Other                                    1,682           954             6%            2%
                                        ------        ------        ------        ------
                                        27,039        45,291           100%          100%
                                        ======        ======        ======        ======



               Revenue in Latin America increased slightly, in dollar terms, in the second quarter of 2003 as compared to the second quarter of 2002. Overall declining revenues over the period resulted in this amount doubling in percentage terms. Revenue in the Middle East increased in the second quarter of 2003 compared to the second quarter of 2002 as shipments to the region that were delayed in the first quarter of 2003, as a result of the Iraq conflict, were shipped in the second quarter. Sales to Asia declined in the second quarter as compared to the second quarter of the previous year due to the result of large sales to two customers, Telstra Corporation and Rural Telephone Services in the second quarter of 2002 that were not replicated in the second quarter of 2003.

--------------------------------------------------------------------------------
           SR TELECOM INC. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5
                         T(514) 335.1210 F(514) 334.7783
                                                                               6

Revenue from customers that comprised more than 10% of wireless revenue for the three months ended June 30, 2003, is as follows:


                                       Revenue           Percent of
                                    (In thousands)    Wireless Revenue
                                    --------------    ----------------
                                        2003               2003
                                       ------             ------
     Sudan Telecom Company              7,905               29%
     Telstra Corporation Limited        3,763               14%
                                       ------             ------
     Aggregate amount                  11,668               43%
                                       ======             ======


Revenue from customers that comprised more than 10% of wireless revenue for the three-months ended June 30, 2002, is as follows:


                                       Revenue           Percent of
                                    (In thousands)    Wireless Revenue
                                    --------------    ----------------
                                        2002              2002
                                       ------             ------
     Telstra Corporation Limited       12,172               27%
     Rural Telephone Services
     Company Limited of  Thailand      12,027               26%
     Saudi Telecom Company              7,602               17%
                                       ------            ------
     Aggregate amount                  31,801               70%
                                       ======            ======



Revenue

               For the quarter ended June 30, 2003, revenue decreased to $27.0 million from $45.3 million in the second quarter of 2002. The decrease in revenue in the second quarter as compared to the second quarter of the previous year is due to large sales to two customers, Telstra Corporation and Rural Telephone Services , in the second quarter of 2002 that were not replicated in the second quarter of 2003. The Corporation expects that revenue for the second half of the year will increase relative to the revenue generated in the first six months of 2003, however, due to delays in closing significant new orders, 2003 revenue will not reach the levels experienced in 2002.

Gross Profit

               Gross profit represents total revenue less the cost of revenue. Cost of revenue with respect to equipment revenue consists of manufacturing costs, material costs, labor costs, manufacturing overhead, warranty reserves and other direct product costs. Cost of revenue with respect to service revenue consists of labor costs, travel, telephone, vehicles and other costs that are directly attributable to the revenue recognized. Gross profit as a percentage of revenue increased to 50% for the quarter ended June 30, 2003, from 48% for the quarter ended June 30, 2002. This increase resulted from slight variations in sales mix resulting in sales of higher margin products. The Corporation expects gross margin as a percentage of revenue to decrease throughout the second half of the year due to the lower gross profits that will be generated from the revenues of Netro's products.

Agent Commissions

               Agent commissions consist of payments to third parties who act as an extension of SR Telecom's international sales and marketing organization. SR Telecom has agents and representatives in 47 countries globally and uses this network in many cases in lieu of having to maintain a permanent presence in countries where the level, uncertainty and timing of orders do not justify a permanent presence or where the local custom and practice requires the use of local partners.

               Agent commissions as a percentage of revenue decreased to 4% or $1.0 million in the second quarter of 2003 from 8.5% or $3.8 million in the second quarter of 2002. Commissions correlate directly with the level and type of equipment sales and vary in amount by local jurisdiction.

Selling, General and Administrative Expenses


               Selling, general and administrative (SG&A) expenses consist primarily of compensation costs, travel and related expenses for marketing, sales, human resources, finance, executive and management and professional services fees and expenses. SG&A expenses declined by $0.4 million on a quarter over quarter basis as declines in general and

--------------------------------------------------------------------------------
           SR TELECOM INC. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5
                         T(514) 335.1210 F(514) 334.7783
administrative expenses were offset by an increase in selling expenses. The lower overall revenue base resulted in a higher SG&A expense to revenue ratio. SG&A expenses as a percentage of revenue increased to 39% in the second quarter of 2003, compared to 24% in the same period in the prior year. It is expected that SG&A expenses in the second half of 2003 will increase in light of the Netro acquisition.

Research and Development Expenses

               Research and development expenses consist of compensation costs, the cost of software development tools, consultant fees and prototype expenses related to the design, development and testing of SR Telecom's products, net of government investment tax credits associated with these activities. Research and development expenses on a comparable basis showed a slight increase over 2002 levels. Research and development increased to $6.2 million for the quarter ended June 30, 2003, as compared to $5.4 million for the quarter ended June 30, 2002. The increase is mainly due to additional research being performed on newly acquired product lines. SR Telecom expects research and development expenses to increase in the near term in light of the Netro acquisition.

Interest Expense

               Interest expense was relatively unchanged in the second quarter of 2003 from the second quarter of 2002 at $1.5 million.

Foreign Exchange

               SR Telecom's trade receivables are almost exclusively in U.S. dollars and Euros. The unrealized foreign exchange loss of $3.8 million or 14% of revenue in the second quarter of 2003, compared to $3.2 million or 7% in the second quarter of 2002, resulted from the increase in the value of the Canadian dollar compared to the U.S. dollar and the Euro. Gains or losses on foreign exchange relate primarily to fluctuations between the U.S. dollar and Euro compared to the Canadian dollar.

Operating (Loss) Earnings

               As provided in the guidance with SR Telecom's third quarter 2002 results, revenue for the second quarter of 2003 was less than revenue in comparable periods of 2002. The operating loss of $4.3 million or 16% of sales, incurred in the current quarter, as compared to operating earnings of $1.4 million or 3% of sales, in the second quarter of 2002, is a result of decreased revenue, partially offset by lower expenses. SR Telecom expects operating earnings in the latter half of the year to decrease in light of the Netro acquisition.

Income Taxes

               SR Telecom's change in effective tax rates primarily reflects the changes in geographic distribution of earnings mix. The income tax provision includes tax loss carry forward benefits and other future income tax assets based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the tax rates which will be in effect when the differences are expected to reverse.

Backlog

               Continued global economic uncertainty and the protracted slowdown in the telecommunications industry have affected SR Telecom's order book. Backlog at the end of the second quarter in 2003 stood at $52 million, the majority of which is expected to be delivered in 2003, down from $141 million at the end of the second quarter of 2002. However, significant orders are expected to be generated from increased activity in a number of SR Telecom's traditional markets and from the introduction of stride2400, a new product stemming from SR Telecom's recent asset purchase from Nera Communications, which should result in growth in the second half of 2003.

TELECOMMUNICATION SERVICE PROVIDER BUSINESS SEGMENT

               CTR is a rural telephone service provider in Chile. CTR provides local telephone services to residential, commercial and institutional customers and operates a network of payphones throughout Chile.

               CTR's management is currently focused on reducing costs and increasing revenues with the objective of generating enough cash to start deleveraging the balance sheet. SR Telecom believes that increased revenue from CTR's satellite operations and the v-sat based network assets will also aid in this objective.

--------------------------------------------------------------------------------
           SR TELECOM INC. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5
                         T(514) 335.1210 F(514) 334.7783

Revenue

               CTR showed a marginal decline in revenue to $3.6 million in the second quarter of 2003, from $3.7 million in the second quarter of 2002. This decrease is a result of the decline in the value of the Chilean peso relative to the Canadian dollar. In peso terms, net revenue was $1,791 million pesos in the second quarter of 2003 as compared to $1,583 million pesos in the second quarter of 2002 reflecting an increase in the sales of satellite services. The Corporation expects declines in revenue if the Canadian dollar continues to strengthen with respect to the Chilean peso.

Operating Expenses

               Operating expenses consist of compensation costs, travel and related expenses, as well as wire support and maintenance, and professional services fees and expenses. Operating expenses decreased to $4.9 million in the second quarter of 2003 from $5.5 million in the same quarter last year, reflecting the decline in value of the Chilean peso relative to the Canadian dollar and CTR's cost reduction efforts.

Operating Loss

               Operating loss decreased to $1.4 million for the quarter ended June 30, 2003, compared to $1.8 million in the second quarter of 2002. The decrease in operating loss is a reflection of a stabilization of the declines in Chilean revenue coupled with cost cutting measures to bring CTR's costs in line with revenues. The Corporation expects further operating losses in the second half of the year.

Interest Expense

               Interest expense for the quarter ended June 30, 2003, has decreased to $0.8 million from $1.5 million for the same period in 2002. The decline is due to a reduction in the amount of long-term debt outstanding as well as a general decrease in interest rates.

Foreign Exchange

               The unrealized foreign exchange gain of $4.4 million in the second quarter of 2003, compared to $2.0 million in the second quarter of 2002, is a function of the effect of fluctuations in the Canadian dollar, U.S. dollar and Chilean Peso on the assets and liabilities of CTR, especially the U.S. dollar denominated debt.

SIX-MONTHS ENDED JUNE 30, 2003 VERSUS SIX-MONTHS ENDED JUNE 30, 2002 WIRELESS TELECOMMUNICATIONS PRODUCTS BUSINESS SEGMENT


                                                                Percent of Revenue
                                                               --------------------
                                                                2003          2002
                                                               ------        ------
     Revenue                                                    100%          100%
     Cost of revenue                                             52%           51%
                                                               ------        ------
     Gross profit                                                48%           49%
          Agents commissions                                      5%            8%
           Selling, general and administrative
              expenses                                           39%           25%
          Research and development expenses,
              net                                                22%           12%
                                                               ------        ------
                    Total operating expenses                     66%           45%
                                                               ------        ------
     Operating (loss) income                                    (18%)           4%
     Interest expense, net                                        5%            3%
     Loss on foreign exchange                                    16%            4%
     Income tax recovery                                        (10%)          (1%)
                                                               ------        ------
     Net loss                                                   (29%)          (3%)
                                                               ------        ------

--------------------------------------------------------------------------------
           SR TELECOM INC. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5
                         T(514) 335.1210 F(514) 334.7783

Revenue

Revenue by geographic area based on the location of SR Telecom's original customers is as follows:

For the six-months ended June 30, 2003 and 2002:


                                                   Revenue                   Percent of
                                               (In thousands)             Wireless Revenue
                                             --------------------        -------------------
                                              2003          2002          2003         2002
                                             ------        ------        ------       ------
     Europe, Africa and Middle East          26,217        33,091           50%          39%
     Asia                                    18,697        46,726           35%          54%
     Latin America                            5,360         4,278           10%           5%
     Other                                    2,730         1,755            5%           2%
                                             ------        ------        ------       ------
                                             53,004        85,850          100%         100%
                                             ======        ======        ======       ======

               Revenue in Latin America increased slightly, in dollar terms, in the first half of 2003 as compared to the second half of 2002. Overall declining revenues over the period resulted in this amount doubling in percentage terms. Revenue in Europe, Africa and the Middle East increased in percentage terms in the first half of 2003 compared to the second half of 2002, but decreased in dollar terms in the same period. This was due to a decline in shipments to the region and a delay in the installation of a large project that occurred in the first quarter of 2003 as a result of the Iraq conflict. Sales to Asia declined in the first six months of 2003 as compared to the first six months of 2002, due to the result of large sales to two customers, Telstra Corporation and Rural Telephone Services in the second quarter of 2002 that were not replicated in 2003.

Revenue from customers that comprised more than 10% of wireless revenue for the six months ended June 30, 2003, is as follows:


                                         Revenue          Percent of
                                     (In thousands)    Wireless Revenue
                                     --------------    ----------------
                                           2003            2003
                                         ------           ------
     Telstra Corporation Limited          9,982              19%
     Sudan Telecom Company                9,272              18%
     Municipal Telephone Projects
     Office of Philippines                6,557              12%
     Saudi Telecom Company                5,510              10%
                                         ------           ------
     Aggregate amount                    31,321              59%
                                         ======           ======



Revenue from customers that comprised more than 10% of wireless revenue for the six-months ended June 30, 2002, is as follows:


                                         Revenue          Percent of
                                     (In thousands)    Wireless Revenue
                                     --------------    ----------------
                                          2002              2002
                                         ------           ------
     Telstra Corporation Limited         20,658              24%
     Rural Telephone Services
     Company Limited of  Thailand        15,440              18%
     Saudi Telecom Company               11,081              13%
                                         ------           ------
     Aggregate amount                    47,179              55%
                                         ======           ======


--------------------------------------------------------------------------------
           SR TELECOM INC. 8150 Trans-Canada Hwy.   Montreal QC H4S 1M5
                         T(514) 335.1210 F(514) 334.7783

Revenue

               For the six-months ended June 30, 2003, revenue decreased to $53.0 million from $85.9 million for the six-months ended June 30, 2002. The decrease in sales in the first half of the year as compared to the first half of the previous year is predominantly a result of large sales to two customers, Telstra Corporation and Rural Telephone Services in the second quarter of 2002 that were not replicated in the second quarter of 2003.

Gross Profit

                 Gross profit as a percentage of revenue decreased to 48% for the six-months ended June 30, 2003, from 49% for the six-months ended June 30, 2002. This decrease resulted from slight variations in sales mix resulting in sales of lower margin products.

Agent Commissions

               Agent commissions as a percentage of revenue decreased to 5% or $2.6 million in the six-months ended June 30, 2003 from 8% or $6.9 million in the six-months ended June 30, 2002.

Selling, General and Administrative Expenses

               Selling, general and administrative expenses as a percentage of revenue increased to 39% or $20.7 million in the first half of 2003, compared to 25% or $21.1 million in the same period in the prior year. The lower overall revenue base resulted in a higher operating expense to revenue ratio. Selling general and administrative expenses declined by $0.4 million on a comparative basis as declines in general and administrative expenses were offset by an increase in selling expenses.

Research and Development Expenses

               Research and development expenses on a comparable basis showed a slight increase over 2002 levels. Research and development increased to $11.5 million for the six-months ended June 30, 2003, as compared to $10.4 million for the six-months ended June 30, 2002. The increase in research and development expenses is in large part related to the M/ergy asset purchase in the first quarter of 2003.

Interest Expense

               Interest expense was relatively unchanged at $2.8 million in the six-months ended June 30, 2003, from $2.7 million in the six-months ended June 30, 2002.

Foreign Exchange

               The unrealized foreign exchange loss of $8.2 million or 16% of revenue in the six-months ended June 30, 2003, compared to $3.6 million or 4% in the six-months ended June 30, 2002, resulted from the increase in the value of the Canadian dollar compared to the U.S. dollar and the Euro. Gains or losses on foreign exchange relate primarily to fluctuations between the U.S. dollar and Euro compared to the Canadian dollar.

Operating (Loss) Earnings

               The operating loss of $9.4 million or 18% of revenue, incurred in the first six months of 2003, as compared to operating earnings of $3.4 million or 4% of revenue, in the first six months of 2002, is a direct result of decreased revenue.

Income Taxes

               SR Telecom's change in effective tax rates primarily reflects the changes in geographic distribution of earnings mix. The income tax provision includes tax loss carry forward benefits and other future income tax assets based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the tax rates which will be in effect when the differences are expected to reverse.

--------------------------------------------------------------------------------
           SR TELECOM INC. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5
                         T(514) 335.1210 F(514) 334.7783

TELECOMMUNICATION SERVICE PROVIDER BUSINESS SEGMENT

Revenue

               CTR experienced a decline in revenue to $7.2 million in the six months ended June 30, 2003 from $8.6 million in the six months ended June 30, 2002. Revenue has been affected by the decline in the value of the Chilean peso compared to the Canadian dollar. Net revenue in peso terms in the first six months of 2003 was $3,556 million pesos compared to $3,643 million pesos in the first six months of 2002, showing only a 2% decline in revenues in peso terms.

Operating Expenses

               Operating expenses decreased to $10.4 million in the first six months of 2003 from $11.7 million in the first six months of 2002. Although operating expenses remained relatively stable in peso terms, the decline in the value of the Chilean peso relative to the Canadian dollar affected this decrease.

Operating Loss

               Operating loss increased to $3.2 million for the six months ended June 30, 2003, compared to $3.0 million in the six months ended June 30, 2002.

Interest Expense

               Interest expense for the six months ended June 30, 2003, has decreased to $1.7 million from $2.9 million for the same period in 2002. The decline is due to a reduction in the amount of long-term debt outstanding as well as a general decrease in interest rates.

Foreign Exchange

               The unrealized foreign exchange gain of $8.4 million in the first half of 2003, compared to $2.2 million in the first half of 2002, is a function of the effect of fluctuations in the Canadian dollar, U.S. dollar and Chilean Peso on the assets and liabilities of CTR, especially the U.S. dollar denominated debt.

CONSOLIDATED LIQUIDITY AND CAPITAL RESOURCES

Working Capital

SR Telecom's working capital at June 30, 2003 of $53 million, reflects the repayment of $5.0 million of SR Telecom's operating line of credit, $4.5 million in principal repayments at CTR and a reduction in accounts payable. Working capital further decreased as a result of the reduction in the overall revenue levels. The Corporation is striving to improve its' working capital position as well as reduce the amount of working capital employed relative to revenue.

Cash and Short-Term Investments

               The consolidated cash and short-term investment position decreased to $8.0 million at June 30, 2003, compared to $41.9 million at December 31, 2002, as a result of debt repayments as well as a reduction in SR Telecom's accounts payable balance. Unanticipated delays in collecting receivables from customers in the Middle Eastern region contributed significantly to the decrease. The Corporation expects that its cash and short-term investment balance will increase in the latter half of the year as receivables are collected and revenue levels increase.

Accounts Receivable

               The trade receivables decrease of $17.3 million over the six-month period ended June 30, 2003, results from a decline in value of the US dollar receivables due to the strengthening of the Canadian dollar. Also contributing to the decrease is a decline in sales during the period.

               In December 2001, SR Telecom filed a statement of claim in New York for US$4.86 million against MCI International and Telecommunications d'Haiti, S.A.M., or Teleco de Haiti. The claim was filed pursuant to a clause mandating three party arbitration before the International Court of Arbitration in respect of funds that ceased flowing to

--------------------------------------------------------------------------------
           SR TELECOM INC. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5
                         T(514) 335.1210 F(514) 334.7783
                                                                              12

SR Telecom under a Tripartite Agreement between Teleco de Haiti, MCI International and SR Telecom. The agreement provides for the financing of a contract between SR Telecom and Teleco de Haiti pursuant to which SR Telecom was to supply and install certain telecommunications equipment for Teleco de Haiti for approximately US$12.88 million. In July 2002, MCI International filed for bankruptcy and the United States Bankruptcy Court issued an order staying all collateral litigation against MCI International, including this arbitration. As a result, MCI International continued in the proceeding as an observer. In February 2002, Teleco de Haiti filed a counter-claim for US$1.2 million in respect of funds transferred to SR Telecom since the execution of a termination agreement between SR Telecom and Teleco de Haiti, alleging that such termination agreement ended their obligations under the Tripartite Agreement. The arbitration proceeded with MCI as an observer.

               On April 24, 2003, the arbitration tribunal rendered a decision, received by SR Telecom on May 1, 2003, denying both the claim by SR Telecom against Teleco de Haiti and the counterclaim by Teleco de Haiti against SR Telecom. However, the arbitration tribunal also held that the termination agreement preserved and did not extinguish SR Telecom's right to continue to receive payments from MCI under the tripartite Agreement. Prior to the decision, SR Telecom filed a claim for US$4.8 million against MCI International with the United States Bankruptcy Court and SR Telecom cannot determine what amount, if any it may recover from MCI International. If MCI accepts the Tripartite Agreement then SR Telecom would have claims on both pre-petition amounts (paid based on the consolidation motion) and post-petition amounts up to the full amount still due. Such post-petition and future flows of funds would be paid from the MCI/Teleco Voice Settlement Account. To date, MCI has not objected to the Proof of Claim, nor has it rejected the Tripartite Agreement. If SR Telecom cannot recover a substantial amount from MCI International, it could have a material impact on SR Telecom's results of operations.

Inventory

               The inventory balance increased by $3.5 million to $37.9 million at June 30, 2003, from $34.4 million at December 31, 2002. This increase was a function of strategic last time purchases of equipment as well as purchases related to the stride2400 and M/ergy products. SR Telecom has had considerable success in decreasing manufacturing cycle time and the adoption of more conservative policies towards the advance procurement of components and the use of pull-through manufacturing is expected to aid in reducing the inventory balance.

Investment Tax Credits and Future Income Tax Assets

                Investment tax credits are created from eligible research and development expenditures. Future income tax assets are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantially enacted tax rates which will be in effect when the differences are expected to reverse. SR Telecom intends to use the balance of these assets prior to expiry either as an offset to future net income or through the use of other tax planning initiatives.

             To use the investment tax credits existing of $18.1 million at June 30, 2003, future taxable income of approximately $91 million is required. The investment tax credits have an initial expiration period of 10 years. SR Telecom's existing credits have an average remaining life of approximately 7 years.

               Although SR Telecom has had losses in the past few years, SR Telecom had a history of profit prior thereto. Profitability for the past few years has been adversely impacted by the market conditions in the telecommunications industry and other political, economic and social events that affected our customers. SR Telecom believes these issues are temporary and that the industry will return to profitability. SR Telecom is working to strategically position itself and return to profitability when the industry conditions improve.

Capital Expenditures

               Capital expenditures are being kept to the minimum level required to execute SR Telecom's business plan. CTR property, plant and equipment additions were $0.3 million in the first half of 2003, compared to $0.4 million in the first half of 2002, and relate principally to existing network upgrades and enhancements. Wireless Products additions were $2.9 million, related predominantly to the M/ergy asset purchase in the first quarter of 2003. SR Telecom presently has no material commitments for capital expenditures.

Bank Indebtedness

               During the six-month period ended June 30, 2003, SR Telecom's operating line of credit was renewed on more favorable terms and conditions but at a reduced amount of $5 million.

--------------------------------------------------------------------------------
           SR TELECOM INC. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5
                         T(514) 335.1210 F(514) 334.7783

Liabilities

               Trade payables and accrued liabilities of $50.8 million are in line with SR Telecom's current level of operations.

               Long-Term Debt and Shareholders' Equity


               (in thousands)                     JUNE 30,      DECEMBER 31,
                                                   2003            2002
                                                 ----------     ------------
               Debentures                         $ 75,000        $ 75,000
               Long-term project financing        $ 51,363        $ 64,760
               Shareholders' equity               $ 91,016        $102,326

Long-Term Debt

               SR Telecom's debentures are unsecured and bear interest at 8.15%, payable semi-annually.

               The balance of the debentures is due in a bullet payment at maturity in April 2005. SR Telecom intends to partially refinance this debt and expects to generate sufficient cash flow by that time to repay a portion of the balance.

               The long-term project financing relates to outstanding notes with Export Development Canada and the Inter-American Development Bank that are obligations of CTR. As of June 30, 2003, a principal amount of US$38 million was outstanding. Payments of principal and interest are due in semi-annual installments until maturity in 2007 and 2008. Currently, the lenders would have full recourse against SR Telecom for the full amount of the loans, if performance, financial performance and financial position covenants are not met. While CTR and SR Telecom have not met all of these covenants, default of the covenants has been waived by the lenders. These covenants were waived in previous years and SR Telecom believes that these covenants will continue to be waived on an annual basis until the balance of the amounts outstanding are repaid or the debt is refinanced. If the lenders decline to waive the defaults, all amounts due under the loans, including principal and interest and other fees, could be declared due and immediately payable. In addition, if Export Development Corporation and Inter-American Development Bank accelerated the loans, a default would be triggered under SR Telecom's public debentures and its bank indebtedness, which means that all amounts due and payable under the debentures could also be declared due and payable.

               Counterparts for both long-term project financing facilities are governmental export or development financing organizations. Both tranches rank pari passu and are secured by a pledge of all of the assets of CTR and a pledge of the shares in the share capital of CTR and intermediate holding companies. SR Telecom has also agreed to provide CTR with the necessary funds and resources to complete the network as well as maintain its initial equity investment in CTR.

Shareholder's Equity

               SR Telecom has an employee share participation plan, a directors' compensation plan and a stock option plan that provides stock options to key employees, the options vesting over a period of four to five years. For the six-month period ended June 30, 2003, stock issued under the first two programs totaled 438,433 for cash consideration of $0.4 million. For the six-month period ended June 30, 2002, stock issued under the first two programs totaled 192,008 for cash consideration of $0.3 million.

               The Corporation recently closed a private placement whereby 7,058,824 units were issued at $0.85 per share for gross proceeds of $6.0 million. Each unit consists of one common share and one half of one common share purchase warrant. Each whole warrant will entitle the holder to acquire one common share in the capital of SR Telecom at a price of $1.00 per share until July 2008. The securities are subject to a four month hold period under applicable securities law. The private placement was offered in order to obtain funds to be used in working capital.

Forward Contracts

              The corporation has currency exposures arising from significant operations and contracts in multiple jurisdictions. The Company also has currency exposure to freely tradable and liquid currencies of first world countries and communities. As a result, the Corporation recently entered into two forward contracts as a partial economic hedge against fluctuations in the US dollar with respect to its US dollar receivables. The forward contracts sell US$2.0 million each at rates of 1.4119 and 1.4203 in December 2003 and March 2004, respectively. The Corporation does not use hedge accounting for these contracts. These contracts are recorded on the balance sheet of the Corporation at fair market value. The change in market value of the contracts resulted in a foreign exchange gain of $0.2 million that was

--------------------------------------------------------------------------------
           SR TELECOM INC. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5
                         T(514) 335.1210 F(514) 334.7783
recorded in the income statement in the second quarter. Future fluctuations in the US dollar compared to the Canadian dollar over the term of the contracts will result in further charges to the Corporation's income statement.

Cash Flows

     Cash flows used in operations totaled $15.3 million in the second quarter of 2003, compared to $3.9 million in the second quarter of 2002, primarily as a result of lower revenues. For the six-months ended June 30, 2003, cash flows used in operations totaled $20.1 million as compared to $0.4 million for the six months ended June 30, 2002.

     Cash outflows from financing activities were $1.2 million for the quarter ended June 30, 2003, as compared to $3.0 million for the quarter ended June 30, 2002. For the six-months ended June 30, 2003, cash flows used in financing activities totaled $9.2 million as compared to $5.4 million for the six months ended June 30, 2002. The increase in outflows over the prior year is a function of the repayment of $5 million of the operating line of credit offset by decreased debt repayments during the period.

     Cash inflows from investing activities were $13.2 million in the quarter ended June 30, 2003, compared to cash outflows of $2.7 million in the second quarter of 2002. For the six-months ended June 30, 2003, cash inflows from investing activities totaled $14.9 million as compared to an outflow of $3.4 million for the six months ended June 30, 2002. The reason for this difference is mainly due to the sale of short-term investments during the period.

     SR Telecom believes that its cash and cash equivalents balance, short-term investments, equity issue in July, cash available from the Netro transaction and improved cash from operations going forward will be sufficient to satisfy its cash requirements for at least the next twelve months. SR Telecom intends to invest its cash in excess of current operating requirements in interest-bearing, investment-grade marketable securities.

ACCOUNTING PRONOUNCEMENTS

     The Canadian Institute of Chartered Accountants ("CICA") has recently issued the following new accounting recommendations:

Disclosure of Guarantees

     Accounting Guideline 14, "Disclosure of Guarantees": This guideline applies to interim and annual financial statements beginning January 1, 2003. SR Telecom has determined that no additional disclosures are necessary with respect to this guideline.

Impairment of Long-Lived Assets

     CICA Handbook Section 3063, "Impairment of Long-Lived Assets": These recommendations establish the standards for the recognition, measurement and disclosure of the impairment of long-lived assets held for use, which include property, plant and equipment, intangible assets with finite useful life and deferred start-up costs. In accordance with these recommendations, an impairment loss is recognized when the carrying amount of the long-lived asset is not recoverable and exceeds its fair value, and is measured as the amount by which the carrying amount of the long-lived asset exceeds its fair value. These recommendations are to be applied prospectively for years beginning on or after April 1, 2003, however earlier adoption is permitted. SR Telecom has not yet assessed the impact these recommendations will have on its results of operations, and financial position.

--------------------------------------------------------------------------------
           SR TELECOM INC. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5         15
                        T (514) 335.1210 F (514) 334.7783

CONSOLIDATED STATEMENTS OF EARNINGS
(IN THOUSANDS, EXCEPT  FOR PER SHARE AMOUNTS)

                                                    FOR THE THREE MONTHS ENDED JUNE 30TH
                                        --------------------------------------------------------------
                                                     2003                           2002
                                                  (UNAUDITED)                    (UNAUDITED)
                                        ------------------------------  ------------------------------
                                         WIRELESS                CONS.    WIRELESS                CONS.
                                         PRODUCTS      CTR                PRODUCTS      CTR
                                         --------     -----     ------    --------     -----     ------
REVENUE
Equipment                                 22,016         --     22,016     37,702         --     37,702
Services                                   5,023         --      5,023      7,589         --      7,589
Telecommunications                            --      3,567      3,567         --      3,736      3,736
                                          ------      -----     ------     ------       ----     ------
TOTAL REVENUE                             27,039      3,567     30,606     45,291      3,736     49,027

COST OF REVENUE
Equipment                                 10,884         --     10,884     17,010         --     17,010
Services                                   2,689         --      2,689      6,725         --      6,725
                                          ------      -----     ------     ------       ----     ------
TOTAL COST OF REVENUE                     13,573         --     13,573     23,735         --     23,735

GROSS MARGIN                              13,466      3,567     17,033     21,556      3,736     25,292

Agent commissions                          1,050         --      1,050      3,828         --      3,828
Operating expenses                        10,518      4,927     15,445     10,936      5,498     16,434
Research and development expenses, net     6,157         --      6,157      5,369         --      5,369
                                          ------      -----     ------     ------       ----     ------

OPERATING (LOSS) EARNINGS                 (4,259)    (1,360)    (5,619)     1,423     (1,762)      (339)

Interest expense, net                     (1,478)      (781)    (2,259)    (1,491)    (1,509)    (3,000)
(Loss) gain on foreign exchange           (3,843)     4,390        547     (3,196)     1,964     (1,232)
                                          ------      -----     ------     ------       ----     ------

(Loss) gain before income taxes           (9,580)     2,249     (7,331)    (3,264)    (1,307)    (4,571)

Income tax recovery                        2,351         --      2,351        770        411      1,181

NET (LOSS) INCOME                         (7,229)     2,249     (4,980)    (2,494)      (896)    (3,390)
                                          ======      =====     ======     ======       ====     ======

Weighted average number of common
shares outstanding                                              55,478                           54,625
                                                                ------                           ------
NET (LOSS) INCOME PER SHARE
BASIC AND DILUTED                          (0.13)      0.04      (0.09)     (0.04)     (0.02)     (0.06)
                                                                ------                           ------

--------------------------------------------------------------------------------
           SR TELECOM INC. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5         16
                        T (514) 335.1210 F (514) 334.7783

CONSOLIDATED STATEMENTS OF EARNINGS
(IN THOUSANDS, EXCEPT  FOR PER SHARE AMOUNTS)

                                                            FOR THE SIX MONTHS ENDED JUNE 30TH
                                               --------------------------------------------------------------
                                                            2003                           2002
                                                         (UNAUDITED)                    (UNAUDITED)
                                               ------------------------------  ------------------------------
                                               WIRELESS                CONS.    WIRELESS                CONS.
                                               PRODUCTS      CTR                PRODUCTS      CTR
                                               --------     -----     ------    --------     -----     ------
REVENUE
Equipment                                        38,565         --     38,565     70,447                70,447
Services                                         14,438         --     14,438     15,403                15,403
Telecommunications                                   --      7,204      7,204         --      8,641      8,641
                                                -------      -----    -------     ------     ------     ------
TOTAL REVENUE                                    53,003      7,204     60,207     85,850      8,641     94,491

COST OF REVENUE
Equipment                                        19,062         --     19,062     30,890         --     30,890
Services                                          8,498         --      8,498     13,195         --     13,195
                                                -------      -----    -------     ------     ------     ------
TOTAL COST OF REVENUE                            27,560         --     27,560     44,085         --     44,085


GROSS MARGIN                                     25,443      7,204     32,647     41,765      8,641     50,406

Agent commissions                                 2,647         --      2,647      6,860         --      6,860
Operating expenses                               20,641     10,442     31,083     21,077     11,677     32,754

Research and development expenses, net           11,536         --     11,536     10,385         --     10,385
                                                -------      -----    -------     ------     ------     ------

OPERATING (LOSS) EARNINGS                        (9,381)    (3,238)   (12,619)     3,443     (3,036)       407

Interest expense, net                            (2,801)    (1,741)    (4,542)    (2,692)    (2,888)    (5,580)
(Loss) gain on foreign exchange                  (8,226)     8,416        190     (3,569)     2,244     (1,325)
                                                -------      -----    -------     ------     ------     ------

(Loss) gain before income taxes                 (20,408)     3,437    (16,971)    (2,818)    (3,680)    (6,498)

Income tax recovery                               5,310         --      5,310        500         --        500
                                                -------      -----    -------     ------     ------     ------

NET (LOSS) INCOME                               (15,098)     3,437    (11,661)    (2,318)    (3,680)    (5,998)
                                                =======      =====    =======     ======     ======     ======

Weighted average number of
 common shares outstanding                                             55,353                           54,589
NET (LOSS) INCOME PER SHARE BASIC AND DILUTED     (0.27)      0.06      (0.21)     (0.04)     (0.07)     (0.11)
                                                                       ------                           ------

CONSOLIDATED STATEMENTS OF DEFICIT
FOR THE SIX MONTHS ENDED JUNE 30TH, 2003 AND 2002
(IN THOUSANDS OF DOLLARS)

                                                                                   2003                  2002
                                                                                (UNAUDITED)          (UNAUDITED)
                                                                                -----------          -----------
DEFICIT, BEGINNING OF PERIOD AS PREVIOUSLY REPORTED                               (45,659)             (21,668)

Cumulative effect of adoption of new accounting policy (note 2)                        --               (3,106)
                                                                                  -------              -------

BALANCE, BEGINNING OF PERIOD AS RESTATED                                          (45,659)             (24,774)

Net loss                                                                          (11,661)              (5,998)
                                                                                  -------              -------

DEFICIT , END OF PERIOD                                                           (57,320)             (30,772)
                                                                                  -------

--------------------------------------------------------------------------------
           SR TELECOM INC. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5         17
                        T (514) 335.1210 F (514) 334.7783

CONSOLIDATED BALANCE SHEETS
AS AT JUNE 30TH, 2003 AND DECEMBER 31ST, 2002
(IN THOUSANDS OF DOLLARS)

                                                                               2003                2002
                                                                            (UNAUDITED)          (AUDITED)
                                                                            -----------          ---------
ASSETS
  Cash and cash equivalents                                                    5,991               20,309
  Short-term investments                                                       2,002               21,624
  Accounts receivable, net                                                    64,487               79,352
  Current portion of long-term accounts receivable, net (note 3)               6,442                7,390
  Income taxes receivable                                                      2,770                1,645
  Inventories                                                                 37,928               34,445
  Prepaid expenses and deposits                                                3,146                3,126
  Investment tax credits                                                          --                2,400
                                                                            --------             --------
                                                                             122,766              170,291

Investment tax credits long-term                                              18,145               15,908
Long-term portion accounts receivable, net                                    21,919               23,403
Property plant and equipment, net                                             89,202               91,268
Future income taxes                                                           23,610               16,088
Other assets                                                                   4,324                3,847
                                                                            --------             --------
                                                                             157,200              150,514

                                                                             279,966              320,805
                                                                            ========             ========

LIABILITIES
  Bank indebtedness                                                            5,000               10,000
  Accounts payable and accrued liabilities                                    50,796               58,125
  Customer advances                                                            6,431               10,054
  Current portion of long-term debt                                            7,521                9,626
                                                                            --------             --------
                                                                              69,748               87,805

Long-term debt                                                               119,202              130,674
                                                                            --------             --------
                                                                             188,950              218,479
SHAREHOLDERS' EQUITY
  Capital stock (note 4)                                                     148,336              147,985
  Deficit                                                                    (57,320)             (45,659)
                                                                            --------             --------
                                                                              91,016              102,326
                                                                            --------             --------

                                                                             279,966              320,805
                                                                            ========             ========

--------------------------------------------------------------------------------
           SR TELECOM INC. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5         18
                        T (514) 335.1210 F (514) 334.7783

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED JUNE 30TH, 2003 AND 2002
(IN THOUSANDS OF DOLLARS)

                                                                                    2003            2002
                                                                                 (UNAUDITED)     (UNAUDITED)
                                                                                 -----------     -----------
CASH FLOWS USED IN OPERATING ACTIVITIES
Net loss                                                                            (4,980)         (3,390)
Adjustments to reconcile net loss to net cash used in operating activities:
  Depreciation and amortization                                                      3,182           3,603
  Loss on disposal of property plant and equipment                                      --             388
  Future income taxes                                                               (4,851)         (1,112)
  Change in operating assets and liabilities:
    Decrease in long-term portion accounts receivable                                  715           2,386
    Increase in non-cash working capital items                                      (4,749)         (2,106)
    Unrealized foreign exchange                                                     (4,639)         (3,671)
                                                                                   -------         -------
Net cash used in operating activities                                              (15,322)         (3,902)


CASH FLOWS USED IN FINANCING ACTIVITIES
  Repayment of long-term debt                                                       (1,417)         (3,139)
  Proceeds from issue of shares                                                        194             174
                                                                                   -------         -------
Net cash used in financing activities                                               (1,223)         (2,965)


CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
  Purchase of property, plant and equipment                                           (854)         (2,269)
  Sale of short-term investments                                                    15,500              --
  Purchase of other assets                                                          (1,477)           (433)
                                                                                   -------         -------
Net cash from (used in) investing activities                                        13,169          (2,702)

Decrease in cash and cash equivalents                                               (3,376)         (9,569)

Cash position, beginning of period                                                   9,367          20,844

CASH POSITION, END OF PERIOD                                                         5,991          11,275
                                                                                   =======         =======

--------------------------------------------------------------------------------
           SR TELECOM INC. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5         19
                        T (514) 335.1210 F (514) 334.7783

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30TH, 2003 AND 2002
(IN THOUSANDS OF DOLLARS)

                                                                                    2003            2002
                                                                                 (UNAUDITED)     (UNAUDITED)
                                                                                 -----------     -----------
CASH FLOWS USED IN OPERATING ACTIVITIES
Net loss                                                                           (11,661)         (5,998)
Adjustments to reconcile net loss to net cash used in operating activities:
  Depreciation and amortization                                                      6,319           7,412
  Loss on disposal of property, plant and equipment                                     --             417
  Future income taxes                                                               (7,522)           (190)
  Change in operating assets and liabilities:
Decrease in long-term portion accounts receivable                                    1,484           2,709
Decrease (increase) in non-cash working capital items                                  396          (2,183)
Unrealized foreign exchange                                                         (9,067)         (2,529)
                                                                                   -------         -------
Net cash used in operating activities                                              (20,051)           (362)

CASH FLOWS USED IN FINANCING ACTIVITIES
  Repayment of bank indebtedness                                                    (5,000)             --
  Repayment of long-term debt                                                       (4,510)         (5,693)
  Proceeds from issue of shares                                                        351             315
                                                                                   -------         -------
Net cash used in financing activities                                               (9,159)         (5,378)


CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
  Purchase of property, plant and equipment                                         (3,253)         (2,934)
  Sale of short-term investments                                                    19,622              --
  Purchase of other assets                                                          (1,477)           (427)
                                                                                   -------         -------
Net cash from (used in) investing activities                                        14,892          (3,361)

Decrease in cash and cash equivalents                                              (14,318)         (9,101)

Cash position, beginning of period                                                  20,309          20,376

CASH POSITION, END OF PERIOD                                                         5,991          11,275
                                                                                   =======         =======

--------------------------------------------------------------------------------
           SR TELECOM INC. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5         20
                        T (514) 335.1210 F (514) 334.7783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SECOND QUARTERS ENDED JUNE 30TH, 2003 AND 2002

1. BASIS OF PRESENTATION

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent liabilities in these financial statements. Actual results could differ from those estimates. The accounting policies used in the preparation of the accompanying unaudited interim consolidated financial statements are the same as those described in the annual audited consolidated financial statements prepared in accordance with Canadian GAAP for the year ended December 31, 2002. In the opinion of management, the unaudited interim consolidated financial statements contain all adjustments of a normal recurring nature necessary to present fairly the financial position, results of operations and cash flows for the periods presented. Operating results for the 6 months ended June 30, 2003 and 2002 are not necessarily indicative of the results that may be expected for the year ending December 31, 2003. The accompanying unaudited interim consolidated financial statements should be read in conjunction with SR Telecom's annual audited consolidated financial statements for the years ended December 31, 2002 and 2001.

2. ADOPTION OF NEW ACCOUNTING STANDARD

In December 2001, the Canadian Institute of Chartered Accountants amended
Section 1650, Foreign Currency Translation. The amended recommendation requires that, effective January 1, 2002, unrealized translation gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life, that were previously deferred and amortized over the life of the related items, be included in earnings of the year. This amendment was applied retroactively, with restatement of prior periods. As a result, opening deficit increased by and other assets were reduced by $3,106,000 at January 1, 2002.

3. ACCOUNTS RECEIVABLE

The current portion of accounts receivable long-term is comprised of an amount receivable from Teleco de Haiti. The Corporation is currently involved in proceedings to collect the funds. The results of the legal proceedings are not determinable at this time. Details of the proceedings follow.

In December 2001, SR Telecom filed a statement of claim in New York for US$4.86 million against MCI International and Telecommunications d'Haiti, S.A.M., or Teleco de Haiti. The claim was filed pursuant to a clause mandating three party arbitration before the International Court of Arbitration in respect of funds which ceased flowing to SR Telecom under a Tripartite Agreement between Teleco de Haiti, MCI International and SR Telecom. The agreement provides for the financing of a contract between SR Telecom and Teleco de Haiti pursuant to which SR Telecom was to supply and install certain telecommunications equipment for Teleco de Haiti for approximately US$12.88 million. In July, 2002, MCI International filed for bankruptcy and the United States Bankruptcy Court issued an order staying all collateral litigation against MCI International, including this arbitration. As a result, MCI International continued in the proceeding as an observer. In February 2002, Teleco de Haiti filed a counter-claim for US$1.2 million in respect of funds transferred to SR Telecom since the execution of a termination agreement between SR Telecom and Teleco de Haiti, alleging that such termination agreement ended their obligations under the Tripartite Agreement.

On April 24, 2003, the arbitration tribunal rendered a decision, received by SR Telecom on May 1, 2003, denying both the claim by SR Telecom against Teleco de Haiti and the counterclaim by Teleco de Haiti against SR Telecom. However, the arbitration tribunal also held that the termination agreement preserved and did not extinguish SR Telecom's right to continue to receive payments from MCI under the tripartite Agreement. Prior to the decision, SR Telecom filed a claim for US$4.86 million against MCI International with the United States Bankruptcy Court and SR Telecom cannot determine what amount, if any it may recover from MCI International. If MCI accepts the Tripartite Agreement then SR Telecom would have claims on both pre-petition amounts (paid based on the consolidation motion) and post-petition amounts up to the full amount still due. Such post-petition and future flows of funds would be paid from the MCI/Teleco Voice Settlement Account. To date, MCI has not objected to the Proof of Claim, nor has it rejected the Tripartite Agreement. If SR Telecom cannot recover a substantial amount from MCI International, it could have a material impact on SR Telecom's results of operations. No provision for loss has been recorded with respect to this amount receivable.

--------------------------------------------------------------------------------
           SR TELECOM INC. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5
                        T(514) 335.1210 F(514) 334.7783
                                                                              21

4. CAPITAL STOCK

An unlimited number of common shares and preferred shares issuable in series are authorized.

Issued and outstanding

                                                                  June 30, 2003      December 31, 2002
                                                                  -------------      -----------------
                                                                     (000's)              (000's)

   55,666,415 (55,227,982 - December 31, 2002) common shares        $148,336              $ 147,985


Common shares totaling 194,035 were issued during the quarter ended June 30, 2003 under the Employee Stock Purchase Plan and the Directors' Share Compensation Plan for cash consideration of $194,000. In the six-month period ended June 30, 2003, 438,433 common shares were issued for cash consideration of $351,000.

Common shares issued and outstanding includes 80,000 shares issued in July 2001 to senior officers of the corporation. These common shares were purchased through company loans amounting to $128,000 due in July 2006, bearing interest at 5% per annum.

The amount is included in accounts receivable. The following table summarizes information about the Corporation's outstanding stock options at June 30, 2003:


                                                                                                          Weighted
                                                                                    Weighted              average
     Range of                                                                       average              remaining
     exercise                                                                       exercise            contractual
      prices                                       Options outstanding               prices                 life
 --------------                                    -------------------              ---------           -----------
  $0.64 - $0.98                                                430,000                $0.87               9.5 years
  $1.63 - $2.45                                              1,622,500                $1.84               8.3 years
  $3.53 - $5.30                                                663,300                $4.75               6.8 years
  $5.66 - $8.53                                                472,800                $6.73               6.6 years
 $8.97 - $13.08                                                102,000               $10.86               3.5 years
                                                             ---------               ------               ---------
                                                             3,290,600                $3.28               7.8 years
                                                             ---------               ------               ---------

The following table summarizes information about the Corporation's exercisable stock options at June 30, 2003:



                                                                                    Weighted
     Range of                                                                       average
     exercise                                                                       exercise
      prices                             Options currently exercisable               prices
 --------------                          -----------------------------              ---------
  $1.63 - $2.45                                                491,000                $1.79
  $3.53 - $5.30                                                315,300                $4.72
  $5.66 - $8.53                                                283,200                $6.53
 $8.97 - $13.08                                                102,000               $10.86
                                                             ---------               ------
                                                             1,191,500                $4.47
                                                             ---------               ------

The following table summarizes activity in the employee stock option plan:


                                           SIX MONTHS ENDED JUNE 30, 2003      SIX MONTHS ENDED JUNE 30, 2002
                                          ---------------------------------   --------------------------------
                                                           Weighted-average                  Weighted-average
                                           Number of           exercise          Number of        exercise
                                            options             prices            options          prices
                                           ---------       ----------------      ---------   ----------------
Outstanding, beginning of period           3,287,300           $   3.31          2,709,300         $   4.70
Granted                                       35,000           $   0.64            595,000         $   1.99
Exercised                                       --             $    --                  --         $     --
Forfeited / expired                          (31,700)          $   4.13           (213,500)        $   4.27
                                           ---------           --------          ---------         --------
 Outstanding, end of period                3,290,600           $   3.28          3,090,800         $   3.70
                                           ---------           --------          ---------         --------


--------------------------------------------------------------------------------
           SR TELECOM INC. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5
                        T(514) 335.1210 F(514) 334.7783
                                                                              22

Stock Based Compensation Plans

Effective January 1, 2002, the Corporation adopted the new CICA recommendations relating to stock-based compensation and other stock-based payments. The Corporation has applied this change prospectively for new awards granted on or after January 1, 2002. The Corporation has chosen to recognize no compensation when stock options are granted to employees and directors under stock option plans with no cash settlement features. However, direct awards of stock to employees and stock or stock option awards granted to non-employees will be accounted for in accordance with the fair value method of accounting for stock based compensation.

The fair value of direct awards of stock are to be determined based on the quoted market price of the Corporation's stock and the fair value of stock options is to be determined using the Black-Scholes option pricing model. In periods prior to January 1, 2002, the Corporation recognized no compensation when stock or stock options were issued to employees. Pro forma information regarding net income is required to be determined as if the Corporation had accounted for its employee stock options granted after December 31, 2001 under the fair value method. The fair value of these options is estimated at the date of grant using a Black-Scholes Option Pricing Model with assumptions for the weighted-average risk-free interest rates, dividend yields, weighted-average volatility factors of the expected market price of the Corporation's common shares and a weighted-average expected life of the options in years. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the option vesting periods.

Had compensation cost been determined using the fair value based method at the date of grant for awards granted in 2002, the Corporation's pro forma net loss and net loss per share would have increased by $96,000 to $11,757,000 (2002 - $6,048,500) and be unchanged at $0.21 (2002 - $0.11) respectively for the six-month period ended June 30, 2003. For the three months ended June 30, 2003, the pro forma net loss and net loss per share would have increased by $48,000 to $5,028,000 (2002 - $3,415,000) and be unchanged at $0.09 (2002 - $0.06)
respectively. These pro forma amounts include a compensation cost based on weighted-average grant date fair value of $0.91 per stock option for the 1,065,000 stock options granted during 2002 and 2003, as calculated using the Black-Scholes option pricing model, assuming a weighted-average risk-free rate of 4.7%, a dividend yield of 0%, an expected volatility of 65% and expected lives of the stock options of 5 years. The pro forma disclosure omits the effect of awards granted before January 1, 2002.

5. BUSINESS SEGMENTS AND CONCENTRATIONS

The Corporation operates in two business segments. The first is the engineering, marketing and manufacturing of wireless telecommunication products and the installation of related turnkey systems. These products are used to provide and upgrade internet, data and voice telecommunication systems for carriers in urban, rural and remote areas. The products are also used to provide data, voice and telecommunication systems for industrial use.

The second business segment, carried out by Comunicacion y Telefonia Rural S.A.
(CTR), provides telecommunication services to end-users.


                                              WIRELESS          TELECOMMUNICATIONS
                                         TELECOMMUNICATIONS          SERVICE               INTER-SEGMENT
                                              PRODUCTS              PROVIDER               ELIMINATIONS              CONSOLIDATED
                                        -------------------    -------------------     --------------------       ------------------
                                         2003         2002       2003        2002        2003         2002         2003        2002
                                          $            $          $           $           $            $            $           $
As at June 30, 2003 and
December 31, 2002:
BALANCE SHEETS
    Property, plant and equipment        19,568      18,721     88,662      92,052     (19,028)     (19,505)      89,202      91,268
    Other assets                          3,017       1,830      6,242       6,542      (4,935)      (4,525)       4,324       3,847
    Total assets                        261,422     291,401    223,105     227,830    (204,561)    (198,426)     279,966     320,805


--------------------------------------------------------------------------------
           SR TELECOM INC. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5
                        T(514) 335.1210 F(514) 334.7783
                                                                              23

                                              WIRELESS          TELECOMMUNICATIONS
                                         TELECOMMUNICATIONS          SERVICE               INTER-SEGMENT
                                              PRODUCTS              PROVIDER               ELIMINATIONS              CONSOLIDATED
                                        -------------------    -------------------     --------------------       ------------------
                                         2003         2002       2003        2002        2003         2002         2003        2002
                                          $            $          $           $           $            $            $           $
For the three-months ended,
June 30, 2003 and 2002:

STATEMENTS OF EARNINGS

 External revenues                      27,039       45,291      3,567       3,736         --           --        30,606     49,027
 Gross Margin                           13,466       21,556      3,567       3,736         --           --        17,033     25,292
 Interest expense, net                   1,478        1,491        781       1,509         --           --         2,259      3,000
 Depreciation of property,               1,133        1,169      1,747       2,106       (239)        (239)        2,641      3,036
   plant and equipment
 Amortization of other assets              193          152        143         179        205          236           541        567
 Income tax recovery                    (2,351)        (770)        --        (411)        --           --        (2,351)    (1,181)
NET (LOSS) INCOME                       (7,229)      (2,494)     2,249        (896)        --           --        (4,980)    (3,390)

For the six-months ended
June 30, 2003 and 2002:

STATEMENTS OF EARNINGS

 External revenues                      53,003       85,850      7,204       8,641         --           --       60,207     94,491
 Gross Margin                           25,443       41,765      7,204       8,641         --           --       32,647     50,406
 Interest expense, net                   2,801        2,692      1,741       2,888         --           --        4,542      5,580
 Depreciation of property,               2,098        2,300      3,698       4,500       (477)        (477)       5,319      6,323
   plant and equipment
 Amortization of other assets              290          277        300         340        410          472        1,000      1,089
 Income tax recovery                    (5,310)        (500)        --          --         --           --       (5,310)      (500)
NET (LOSS) INCOME                      (15,098)      (2,318)     3,437      (3,680)        --           --      (11,661)    (5,998)

PURCHASE OF PROPERTY, PLANT
AND EQUIPMENT AND OTHER ASSETS
FOR THE SIX MONTHS ENDED JUNE 30         4,422        2,964        308         397         --           --        4,730       3,361


GEOGRAPHIC INFORMATION

The Corporation's basis for attributing revenue from external customers is based on the location of the customer. Sales to customers located outside of Canada were 96% of revenue or $29,382,000 for the three-month period ended June 30, 2003 and 97% of revenue or $58,401,000 for the six-month period ended June 30, 2003. Sales to customers outside of Canada were approximately 100% of revenue respectively or $49,027,000 and $94,491,000 respectively, for the three-month and six-month periods ended June 30, 2002.

THE FOLLOWING SETS FORTH EXTERNAL REVENUE BY INDIVIDUAL FOREIGN COUNTRY WHERE THE REVENUE EXCEEDS 10% OF TOTAL CONSOLIDATED REVENUE FOR THE PERIOD INDICATED:

For the three-month period ended June 30, 2003                        For the three-month period ended June 30, 2002

                       % of Revenue          Revenue (000's)                                       % of Revenue      Revenue (000's)
                       ------------          ---------------                                       ------------      ---------------

Canada                         4.0%               $   1,224           Canada                                --             $     --
Australia                     12.3%               $   3,763           Australia                           24.8%            $ 12,172
Chile                         11.7%               $   3,567           Saudi Arabia                        18.1%            $  8,887
Sudan                         25.8%               $   7,905           Thailand                            24.5%            $ 12,027
Other                         46.2%               $  14,147           Other                               32.5%            $ 15,941
                             ------               ---------                                              ------            --------
Total                        100.0%               $  30,606           Total                              100.0%            $ 49,027
                             ------               ---------                                              ------            --------


--------------------------------------------------------------------------------
           SR TELECOM INC. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5
                        T(514) 335.1210 F(514) 334.7783
                                                                              24

For the six-month period ended June 30, 2003                          For the six-month period ended June 30, 2002

                       % of Revenue          Revenue (000's)                                       % of Revenue      Revenue (000's)
                       ------------          ---------------                                       ------------      ---------------
Canada                         4.0%               $   1,224           Canada                                --             $     --
Canada                         3.0%               $   1,806           Canada                                --             $     --
Australia                     16.6%               $   9,982           Australia                           21.9%            $ 20,658
Chile                         12.0%               $   7,204           Saudi Arabia                        21.9%            $ 20,731
Philippines                   10.9%               $   6,557           Thailand                            16.3%            $ 15,440
Saudi Arabia                  11.0%               $   6,646           Other                               39.9%            $ 37,662
Sudan                         15.4%               $   9,272                                             ------            ---------
                                                                      Total                              100.0%            $ 94,491
                                                                                                        ------            ---------
Other                         31.1%               $  18,740
                             ------               ---------
Total                        100.0%               $  60,207
                             ------               ---------


THE FOLLOWING SETS FORTH EXTERNAL REVENUE BY INDIVIDUAL CUSTOMER WHERE THE REVENUE EXCEEDS 10% OF TOTAL CONSOLIDATED REVENUE FOR THE PERIOD INDICATED. ALL THESE CUSTOMERS ARE PART OF THE WIRELESS TELECOMMUNICATIONS PRODUCTS BUSINESS SEGMENT.


For the three-month period ended June 30, 2003                        For the three-month period ended June 30, 2002

                       % of Revenue          Revenue (000's)                                       % of Revenue      Revenue (000's)
                       ------------          ---------------                                       ------------      ---------------
Telstra Corporation                                                   Telstra Corporation
 Limited                      12.3%               $   3,763            Limited                           24.8%             $ 12,172
Sudan Telecom Company         25.8%               $   7,905           Saudi Telecom Company              15.5%             $  7,602
                                                                      Rural Telephone Services
                                                                       Company Limited of Thailand       24.5%             $ 12,027

For the six-month period ended June 30, 2003                          For the six-month period ended June 30, 2002

                       % of Revenue          Revenue (000's)                                       % of Revenue      Revenue (000's)
                       ------------          ---------------                                       ------------      ---------------
Telstra Corporation                                                   Telstra Corporation
 Limited                      16.6%                $   9,982           Limited                            21.9%            $ 20,658
Municipal Telephone                                                   Saudi Telecom Company               11.7%            $ 11,081
 Projects Office of                                                   Rural Telephone Services
 Philippines                  10.9%                $   6,557           Company Limited of Thailand        16.3%            $ 15,440
Sudan Telecom Company         15.4%                $   9,272

THE FOLLOWING SETS FORTH THE PROPERTY, PLANT AND EQUIPMENT BY LOCATION:


                           JUNE 30,              DECEMBER 31,
                            2003                    2002
                           --------             ------------
                           (000's)                (000's)
Canada                     $15,000                $13,500
Chile                      $69,600                $72,600
Other                      $ 4,600                $ 5,200
                           -------                -------
Total                      $89,200                $91,300
                           -------                -------


--------------------------------------------------------------------------------
           SR TELECOM INC. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5
                        T(514) 335.1210 F(514) 334.7783
                                                                              25

6.  ACQUISITION OF NETRO CORPORATION

On March 27, 2003, the Corporation announced that it entered into a definitive agreement and plan of merger, as amended to date, with Netro Corporation ("Netro") pursuant to which it will acquire Netro. Pursuant to the merger, the Corporation will issue an aggregate of 41.5 million Common Shares, to be adjusted to reflect the reverse stock split of the SR Telecom Common Shares, in exchange for all the issued and outstanding common stock of Netro. As part of the merger and immediately prior to the closing of the merger, Netro will issue a cash dividend of US$100 million to its stockholders.

The transaction will be accounted for using the purchase method and the expected excess of estimated fair value of the net assets acquired over the total purchase consideration will be accounted for as negative goodwill, which will reduce the fair value of the acquired fixed, other and intangible assets.

The transaction is subject to certain conditions, including regulatory and Netro stockholders' approval.

7.  EQUITY ISSUANCE

On June 23, 2003, the Corporation entered into an agreement with an agent for a private placement of common share units on a best effort basis. Each unit is comprised of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $1.00 per share until July 2008. On July 21, 2003, the Corporation issued 5,280,000 units for gross proceeds of $4,488,000. On August 27, 2003, an additional 1,778,824 units were issued for gross proceeds of $1,512,000, resulting in a total issuance of 7,058,824 units for gross proceeds of $6,000,000.

8. COMMITMENTS AND GUARANTEES

SR Telecom has entered into bid and performance related bonds associated with various customer contracts. Performance bonds generally have a term of twelve months. Bid bonds generally have a much shorter term. Potential payments due under these bonds are related to SR Telecom's performance under the applicable customer contracts. The total amount of bid and performance related bonds that were available and undrawn at June 30, 2003 is $3,804,507.

In the normal course of business, the Corporation is involved in various claims. Though the outcome of these various pending claims as at June 30, 2003 cannot be determined precisely, the Corporation believes that their outcome will have no adverse impact on its financial position nor on its operating results. Any losses arising from the outcome of the claims would be charged to earnings in the period in which the amount would be known.

9. EMPLOYEE BENEFIT PLAN

SR Telecom maintains a defined contribution retirement program covering the majority of its employees. For the three-month period ended June 30, 2003, the Corporation contributed approximately $336,000 to the plan and $612,000 for the six-month period ended June 30, 2003.

10. HEDGING ACTIVITIES

During the quarter, the Corporation entered into two forward contracts as a partial economic hedge against fluctuations in the US dollar with respect to its US dollar receivables. These forward contracts sell US$2.0 million each at rates of 1.4119 and 1.4203 in December 2003 and March 2004, respectively. The Corporation does not use hedge accounting for these contracts. These contracts are recorded on the balance sheet at their fair market value of $5,460,000. The change in market value of the contracts from the date of purchase to the balance sheet date resulted in a foreign exchange gain of $0.2 million recorded in the statement of earnings.

11. RESTRUCTURING CHARGES, ASSET IMPAIRMENT AND OTHER CHARGES

The remaining liability stemming from the fourth quarter 2002 restructuring charges is $75,000 at June 30, 2003 and is expected to be settled by the end of the third quarter of 2003.

12.  COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the basis of presentation adopted in the current period.

--------------------------------------------------------------------------------
           SR TELECOM INC. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5
                        T(514) 335.1210 F(514) 334.7783

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               SR TELECOM INC.



                               By:   /s/ David L. Adams
                                  ---------------------------------------------
                                     Name:  David L. Adams
                                     Title: Senior Vice President, Finance and
                                            Chief Financial Officer

Date: September 2, 2003